UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First US Bancshares, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First US Bancshares, Inc.

3291 U.S. Highway 280

Birmingham, Alabama 35243

FIRST US BANCSHARES, INC.

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2017 and 2016

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First US Bancshares, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First US Bancshares, Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and related notes. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017, referred to as “supplemental information,” has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

We have served as the Plan’s auditor since 2008.

Enterprise, Alabama

June 20, 2018

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	December 31,
	2017	2016
Assets
Noninterest-bearing cash	$47,482	$43,586
Investments, at fair value:
Participant directed:
Interest-bearing cash	74,426	49,895
Mutual funds	9,441,839	8,943,065
First US Bancshares, Inc. stock	3,197,255	2,750,337
Total investments, at fair value	12,713,520	11,743,297

Investments, at contract value:
Participant directed:
Fully benefit-responsive contract	1,679,809	1,506,075
Total investments	14,393,329	13,249,372

Net assets available for benefits	$14,440,811	$13,292,958

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

2017
Additions to net assets attributed to:
Investment income:
Interest and dividends	$236,413
Net appreciation in fair value of investments	1,601,112
Total investment income	1,837,525
Contributions:
Employer	434,252
Participant	739,920
Rollover	92,570
Total contributions	1,266,742
Total additions	3,104,267
Deductions from net assets attributed to:
Administrative expenses	64,853
Benefit payments to participants	1,891,561
Total deductions	1,956,414

Net increase in net assets available for benefits	1,147,853

Net assets available for benefits at beginning of year	13,292,958

Net assets available for benefits at end of year	$14,440,811

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following brief description of the First US Bancshares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of First US Bancshares, Inc. (the “Company” and the “Plan Sponsor,” as applicable):

First US Bancshares, Inc. (parent company)

First US Bank (the “Bank”)

Acceptance Loan Company, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is currently administered by certain employees of the Bank.

Effective January 1, 2016, the trustee of the Plan changed from The Trust Company of Sterne, Agee & Leach, Inc. to Warren Averett Asset Management, LLC (“WAAM”). WAAM also provides recordkeeping services for the Plan. The custodian of the Plan’s assets is Matrix Trust Company.

Effective October 11, 2016, the Company changed its name from United Security Bancshares, Inc. to First US Bancshares, Inc. In connection with the Company's name change, the name of the Plan was changed to “First US Bancshares, Inc. 401(k) Plan.”

Contributions

Each year, participants may make contributions of pre-tax annual compensation, as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may make “catch-up” contributions to their accounts on a pre-tax basis. Participants may roll over amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the years ended December 31, 2017 and 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match and Plan earnings, and is reduced for any participant distributions, Plan losses and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts among any of the Plan’s investment options.

Eligibility and Vesting

All employees are eligible to participate in the Plan on the first day of the month following their date of commencement of employment. Participants are immediately vested in their contributions, the Company’s matching contributions and the earnings thereon.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Participants are immediately vested in contributions, the Company’s matching contributions and the earnings thereon; therefore, the Plan has no forfeitures.

Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees and recordkeeping fees, to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the Company.

Payment of Benefits

Participants are eligible to receive a distribution upon termination, retirement or disability. Upon termination or retirement, participants may elect to receive distributions in a lump sum or installments, or they may rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to the participant’s estate.

Participants are also eligible to receive hardship distributions from fully vested accounts when a financial need is present that is deemed to be heavy and immediate, as defined in the Plan. Non-hardship withdrawals are available to participants once they have attained age 59½ from accounts that are fully vested.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments generally are reported at fair value, with the exception of the fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Fully benefit-responsive investment contracts, which are included in the BNY Mellon Stable Value Fund, are reported at contract value.  Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less plan losses, participant withdrawals and administrative expenses. See Note 4 for a discussion of fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold or held during the year.

Payment of Benefits

Benefits are recorded when paid.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-01, Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities, which includes guidance to address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. For employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Plan’s management is currently evaluating the impact of this guidance on the Plan’s net assets available for plan benefits, the changes in net assets available for plan benefits and related disclosures.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting - Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: Employee Benefit Plan Master Trust Reporting, which includes guidance to require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits, respectively. The guidance also requires employee benefit plans to provide certain additional disclosures and to remove certain other disclosures from the footnotes to the financial statements. This guidance is effective for all employee benefit plans in fiscal years beginning after December 15, 2018. This guidance requires retrospective application to each period for which financial statements are presented. The Plan had no master trusts as of December 31, 2017 or 2016. The adoption of this guidance is not expected to have a significant impact on the Plan’s statement of net assets available for plan benefits, statement of changes in net assets available for plan benefits or related disclosures.

Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

The Plan uses GAAP’s three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

●	Inputs, other than quoted prices that are observable for the asset or liability; and

●	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation methodologies used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Interest-bearing cash: The carrying value approximates fair value.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

First US Bancshares, Inc. stock: The fair value of First US Bancshares, Inc. common stock is valued at the closing price reported on the active market.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$74,426	$—	$—	$74,426
Mutual funds	9,441,839	—	—	9,441,839
First US Bancshares, Inc. stock	3,197,255	—	—	3,197,255
Total	$12,713,520	$—	$—	$12,713,520

	Assets at Fair Value as of December 31, 2016
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$49,895	$—	$—	$49,895
Mutual funds	8,943,065	—	—	8,943,065
First US Bancshares, Inc. stock	2,750,337	—	—	2,750,337
Total	$11,743,297	$—	$—	$11,743,297

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4. FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan invests in the BNY Mellon Stable Value Fund, a custom investment vehicle that invests in fully benefit-responsive investment contracts, which include traditional guaranteed investment contracts (“GICs”), synthetic GICs and separate account GICs issued by insurance companies.

Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the fund with a guaranteed interest rate on the fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Synthetic GICs consist of two parts: (1) underlying investments, which are generally fixed-income-related securities owned directly by the Plan, and (2) a “wrapper” contract purchased from an insurance company. A wrapper contract guarantees full payment of principal and interest, and the insurance company is obligated to provide an interest-crediting rate of not less than zero. A wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate. Synthetic GICs are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Separate account GICs are investment contracts in a segregated account backed by the general assets of the issuer for the benefit of the investors. The total return of the segregated account assets supports the return of the separate account GICs. The credited rate on this product resets periodically at an interest rate of not less than zero.

There are no reserves against contract value for credit risk of the contract issuers.

The Plan’s management has concluded that the GICs are fully benefit-responsive investment contracts and has reported such contracts at contract value as shown in the table below:

	As of December 31,
	2017	2016

Traditional GICs	$—	$—
Synthetic GICs	1,229,468	1,069,313
Separate account GICs	373,125	301,215
Other accounts	77,216	135,547
Total investments in fully benefit-responsive investment contracts, at contract value	$1,679,809	$1,506,075

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the 2017 Plan year, Plan investments were managed by WAAM. Fees paid by the Plan Sponsor for administrative and recordkeeping services totaled $64,853 and $58,301 for the years ended December 31, 2017 and 2016, respectively. WAAM was the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of Company stock. The Plan’s investment in Company stock was approximately $3.2 million and $2.8 million as of  December 31, 2017 and December 31, 2016, respectively. During the years ended December 31, 2017 and 2016, the Plan purchased 13,419 and 16,161 units, respectively, of the Collective Trust Fund (which is primarily composed of Company stock) at a cost of $130,177 and $119,272, respectively.  During the years ended December 31, 2017 and 2016, the Plan sold 19,263 and 45,738 units, respectively, of the Collective Trust Fund for $167,646 and $275,006, respectively. During the years ended December 31, 2017 and 2016, dividend income was recorded in the Collective Trust Fund related to its shares of Company stock totaling $20,116 and $22,316, respectively.

NOTE 6. INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated August 5, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter, and the Plan Sponsor submitted the Plan to the IRS requesting another determination letter on the qualified status of the Plan. While the determination letter has not been received as of June 20, 2018, the Plan’s management believes that the Plan, as amended, is designed and is currently being operated in compliance with applicable requirements of the IRC. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes that it is no longer subject to income tax examination for years prior to 2014.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 22% of the Plan’s net assets were invested in Company stock at both December 31, 2017 and 2016. The underlying value of the Company stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors. Accordingly, the Plan has a concentration risk regarding the stock performance of the Company.

In addition, as a result of funds selected by participants, certain other funds individually represent a concentration of greater than 10% of the Plan’s net assets available for benefits. Although these individual funds maintain a level of diversification through investment in multiple equity, debt or other investments, there may be a concentration of risk as a result of the fact that the funds are invested at the direction of a single fund manager. The BNY Mellon Stable Value Fund, Vanguard Growth Index Fund, Vanguard Total Board Marketing Index and Vanguard Value Index Fund all represented greater than 10% of the Plan’s net assets available for benefits at December 31, 2017 and 2016.

FIRST US BANCSHARES, INC.

401(k) PLAN

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Plan Number 001)

(Employer Identification Number 63-0318800)

DECEMBER 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash	Interest-bearing cash	**	$74,426
*	First US Bancshares, Inc. Stock	Stock; 312,253 shares	**	3,197,255
	Am Century INT Growth FD - ADV	2 shares	**	23
	Am FDS Growth FD of America - R3	1 shares	**	23
	DFA Commodity Strategy	Mutual funds; 18 shares	**	104
	DFA Inflation Protected Sec Portfolio	Mutual funds; 3,439 shares	**	40,408
	DFA International Small Co. Portfolio	Mutual funds; 14,819 shares	**	315,201
	DFA International Value Fd	Mutual funds; 31,933 shares	**	654,301
	DFA Micro Cap Portfolio	Mutual funds; 67 shares	**	1,470
	Mellon Stable Value Fd Class M	Guaranteed investment contracts; 1,679,809 shares	**	1,679,809
	Vanguard Emerging Mrkts Stock Index Fd ADMI	Mutual funds; 10,743 shares	**	410,179
	Vanguard Growth Index Fd - ADMR	Mutual funds; 19,751 shares	**	1,428,993
	Vanguard High-Yield Corp Fd - INV	Mutual funds; 30,616 shares	**	181,247
	Vanguard INT_TRM Corp Fd - ADM	Mutual funds; 73,775 shares	**	719,310
	Vanguard Mid-Cap Growth Index	Mutual funds; 16,068 shares	**	883,097
	Vanguard Mid-Cap Value Index Fund	Mutual funds; 13,020 shares	**	751,776
	Vanguard REIT Index Fd - ADM	Mutual funds; 1,328 shares	**	156,065
	Vanguard Small-Cap Growth Index	Mutual funds; 5,670 shares	**	377,163
	Vanguard Small-Cap Value Index Fund	Mutual funds; 6,576 shares	**	374,983
	Vanguard Total BD MKT Index - ADMR	Mutual funds; 142,063 shares	**	1,527,178
	Vanguard Value Index Fd - ADMR	Mutual funds; 39,129 shares	**	1,620,317

				$14,393,329

*	Party-in-interest. (See Note 5)
**	Cost not required, funds are participant directed.

	See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST US BANCSHARES, INC. 401(k) PLAN
By:	/s/ Thomas S. Elley
Thomas S. Elley

Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer) of First US Bancshares, Inc., the Plan Sponsor of the First US Bancshares, Inc. 401(k) Plan

June 20, 2018

Exhibit Index

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm